FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 10, 2003

Commission file number 1-12579

OGE ENERGY CORP.
(Exact name of registrant as specified in its charter)

Oklahoma	73-1481638
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

321 North Harvey
P. O. Box 321
Oklahoma City, Oklahoma 73101-0321
(Address of principal executive offices)
(Zip Code)

405-553-3000
(Registrant's telephone number, including area code)

Item 5. Other Events

OGE Energy Corp. (the "Company") is the parent company of Oklahoma Gas and Electric Company ("OG&E"), a regulated electric utility with approximately 720,000 customers in Oklahoma and western Arkansas and Enogex Inc. and its subsidiaries, a natural gas pipeline and energy marketing company with principal operations in Oklahoma, Arkansas and Texas.

The Company announced, June 10, 2003, that Eric B. Weekes, Treasurer of the Company and OG&E, has decided to resign effective July 31, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OGE ENERGY CORP.
(Registrant)

By   /s/   Donald R. Rowlett
Donald R. Rowlett
Vice President and Controller

(On behalf of the registrant and in
his capacity as Chief Accounting Officer)

June 16, 2003